SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer ID (CNPJ/MF) 76.483.817/0001 -20
PUBLICLY HELD COMPANY
CVM Registration No. 1431 - 1

     SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND
EIGHTEENTH ORDINARY MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba, Paraná state. 2. DATE AND TIME: September 28, 2007 – 9:00 am. 3. PRESIDING BOARD: João Bonifácio Cabral Júnior - Chairman; Rubens Ghilardi - Secretary. 4. AGENDA AND RESOLUTIONS:

I. unanimous approval of the acquisition of the shares held by Wobben Windpower Ind. e Com. Ltda. in Centrais Eólicas do Paraná Ltda. by Copel Geração S.A., independent of any approval of the energy purchase contract by the sector regulator ANEEL;

II. ratification of the appointment of Mr. Paulo Roberto Trompczynski as Director Superintendent of Copel Participações S.A., in addition to his position as Deputy Director, to complete the term for the period 2007-2010, substituting Mr. Gilberto Serpa Griebeler;

III. ratification of the appointment of Mr. Agnaldo Alves as Deputy Director of Escoelectric Ltda., substituting Mr. Rogério Picolli;

IV. approval of the appointments: a) Dona Francisca Energética S. A. – of Ms. Ana Paula Wanke and of Mr. Roberto Ribaski as sitting and alternate members of the Board of Directors, substituting Mr. Osmari Penteado Santos and Mr. David Severino de Rezende, respectively; b) Dominó Holdings S. A. -of Mr. Edilson Bertholdo and Mr. Roberto Ribaski as sitting and alternate members of the Board of Directors, substituting Mr. Osmari Penteado Santos and Mr. José Carlos Lakoski, respectively; c) Braspower International Engineering S/C Ltda – of Mr. Roberto Ribaski to the position of Chief Executive Officer to substitute Mr. Sérgio Montenegro Kraemer, and of Mr. Irineu Beltrami and Mr. Paulo Ney Penteado Carneiro as sitting and alternative members of the Board of Directors, substituting Mr. Sérgio Montenegro Kraemer and Mr. Sérgio Roberto Zonatto, respectively; d) Copel Amec S/C Ltda. – of Mr. Sebastião Agenor Moreira as Chief Executive Officer and Receiver, substituting Mr. Marco Aurélio Sprenger Ribas, and of Mr. Paulo Ney Penteado Carneiro and Mr. Osmair Lopes da Rocha as sitting and alternate members of the Board of Directors, substituting Ms. Denise Campanholo Busetti Sabbag and Mr. Sérgio Montenegro Kraemer, respectively; e) Consórcio Geração e Luz Paranaense – of Mr. Edilson Bertholdo and Ms. Ana Paula Wanke as sitting and alternate members of the Board of Directors, substituting Mr. José Carlos Lakoski and Mr. Osmari Penteado Santos, respectively; f) Carbocampel S. A. – of Mr. José Danilo Tavares to remain in the post of Technical Director, and of Mr. Raul Munhoz Neto and Mr. Thúlio Cícero Guimarães Pereira as sitting members of the Board of Directors and of Mr. Jaime de Oliveira Kuhn and Mr. Osmair Lopes da Rocha as their respective alternate members, in view of the termination of the terms of the previous board members; g) Consórcio Rio Areia – of Ms. Ana Paula Wanke and Mr. Edilson Bertholdo as sitting and alternate members of the Board of Directors, substituting Mr. Osmari Penteado Santos and Mr. José Carlos Lakoski, respectively; h) Gralha Azul Transmissora de Energia S. A. – of Ms. Ana Paula Wanke as Chief Executive Officer, substituting Mr. David Severino de Rezende; of Mr. Edilson Bertholdo as Technical Director, substituting Mr. José Eduardo Dias Olesko; of Mr. Robson Luiz Rossetin and Mr. Paulo Ney Penteado Carneiro as sitting members (and Chairman) and alternate members of the Board of Directors, substituting Mr. Nelson Buhr Toniatti and Mr. Lourival Lovato, respectively; and ratification of the immediate substitution of Mr. Sérgio Montenegro Kraemer and Mr. Marco Aurélio Sprenger Ribas;

V. announcement that the Executive Board reversed the decision to donate the property “Hospital da Vila Residencial” of the Governador Ney Braga Hydroelectric Plant that had been approved in the 92nd meeting of the Board of Directors held on 3/7/2001;

VI. approval of the creation of the Nocturnal Poultry Production Program;

VII. determination of the Board of Directors that, in accordance with the orientations outlined before, extensive analysis should be conducted and any measures deemed applicable should be implemented related to the stock holdings of the companies in which the Company is a partner; and

VIII. provision of information on the current situation of the studies related to the potential participation of Copel in the auction of concessions to operate toll roads, pursuant to the material fact published by the Company.

5. ATTENDANCE: JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman; RUBENS GHILARDI – Secretary; JORGE MICHEL LEPELTIER; LAURITA COSTA ROSA; NILDO ROSSATO; and ROGÉRIO DE PAULA QUADROS.

The full text of the minutes of the 118th Ordinary Meeting of the Board of Directors of Copel was recorded in Book No. 06 registered at the Board of Trade of the State of Paraná under no. 05/095391-5 on August 8, 2005.

RUBENS GHILARDI
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 01, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.